FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Material Change Report dated April 27, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Brazauro Resources Corporation (the “Company”)

16360 Park Ten Place, Suite 217

Houston, Texas 77084

Item 2	Date of Material Change

April 24, 2009

Item 3	News Release

Issued April 24, 2009 and distributed through the facilities of Business Wire.

Item 4	Summary of Material Change

The Company announces the grant of 2.05 million stock options of the Company at an exercise price of $0.55 per share, expiring April 24, 2014.

Item 5	Full Description of Material Change
5.1	Full Description of Material Change

The Company announces the grant of 2.05 million stock options exercisable to purchase 2.05 million shares of the Company at an exercise price of $0.55 per share, expiring April 24, 2014.  The stock options are issued to directors, officers, employees and consultants of the Company.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer
Contact:	Mark E. Jones III, Chairman and CEO
Telephone:	(281) 579-3400
Item 9	Date of Report

April 27, 2009

APPENDIX "A"

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

April 24, 2009	Trading Symbol: BZO-TSXV

Brazauro Grants 2,050,000 Stock Options

Houston, TX – Brazauro Resources Corp. (TSXV: BZO) Brazauro has issued 2.05 million stock options to purchase 2.05 million shares of the company at an exercise price of $0.55 per share, expiring April 24, 2014. The stock options are being issued to directors, officers, employees and consultants of the company.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Mark Jones, Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements contained in this press release constitute forward-looking statements which are not historical facts and are made pursuant to the "safe harbour" provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this release, words like "anticipate", "believe", "estimate", "expect", "will", "intend" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance, achievements or position of the parties to be materially different from the estimated or anticipated future results, performance, achievements or position expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future results, performance, position or achievements. The risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold or certain other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in the jurisdictions in which the companies carry on business; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.”